UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Tenders Equity Stake in Printcafe and Collects Outstanding Loan; Receives Net Proceeds of US$22.1 million

Vancouver, BC, Canada (October 30, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that it received cash consideration for its remaining equity stake in Printcafe Software, Inc. of approximately 4.7 million common shares and received payment for the outstanding loan to Printcafe of US$11.8 million. The net proceeds to Creo will be approximately US$22.1 million. The disposition of the equity will result in a one-time estimated increase of 18 cents per share in GAAP earnings in the 2004 fiscal first quarter ended December 31, 2003. The recurring interest income of 2 cents per share seen in past quarters will be reduced to 1 cent per share in GAAP earnings in the 2004 fiscal first quarter due to the early repayment of the debt previously due in January 2004.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; workflow management software; and proofing and printing consumables. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002 filed with the U.S. Securities and Exchange Commission and which is incorporated herein by reference. In addition to the risks incorporated herein, the company is subject to the following risk: our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: October 31, 2003